[Letterhead of Young & Rubicam Inc.]


November 2, 2000


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.

Washington, DC  20549

Re:   Young & Rubicam Inc.
      Commission File No. 333-34948
      Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933 (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, Commission File No. 333-34948 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 17, 2000. The Registration Statement was filed with the Commission pursuant to Rule 415 promulgated under the Securities Act.

In connection with its issuance of its 3% Convertible Subordinated Notes due 2005 (the "Securities") pursuant to a private placement, the Registrant entered into a Registration Agreement, dated January 20, 2000 (the "Registration Agreement"), pursuant to which it agreed to maintain a shelf registration statement for the resale of the Securities and the shares issuable upon conversion of the Securities. The Registrant filed the Registration Statement to satisfy its obligation under the Registration Agreement.

Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of May 11, 2000, on October 4, 2000, an indirect wholly owned subsidiary of WPP Group plc ("WPP") merged (the "Merger") with and into the Registrant and the Registrant became a wholly owned subsidiary of WPP. In connection with the Merger, the Registrant solicited and obtained the consent of the holders of the Securities to amend the Registration Agreement to release the Registrant from its obligations to maintain a shelf registration statement and to amend certain provisions of the indenture relating to the Securities. In exchange for holders of the Securities consenting to the amendments to the Registration Agreement and indenture, WPP fully and unconditionally guaranteed the Securities. This guarantee and the shares of WPP into which the Securities are convertible after the Merger were registered pursuant to a Registration Statement on Form F-4 (Commission File No. 333-43650). Simultaneously, with this registration, the Registrant registered all of the Securities on a Registration Statement on Form S-4 (Commission File No. 333-43640).

Because (x) the Securities and the WPP shares issuable upon conversion thereof have been registered under the Securities Act and (y) the Registration Agreement has been amended to release the Registrant from its obligations to maintain a shelf registration statement, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If  you  have  any  questions  regarding  the  foregoing   application  for
withdrawal, please contact Phil Richter of Fried, Frank, Harris, Shriver & Jacobson, legal counsel to WPP and the Registrant at (212) 859-8763.


                                    Sincerely,

                                    YOUNG & RUBICAM INC.

                                    By: /s/ Paul Richardson
                                        -----------------------------------
                                        Name:  Paul Richardson
                                        Title: Chief Operating Officer